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                              November 10, 2021

       Claude Maraoui
       Chief Executive Officer, President and Director
       Journey Medical Corporation
       9237 E Via de Ventura Blvd., Suite 105
       Scottsdale, AZ 85258

                                                        Re: Journey Medical
Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 8,
2021
                                                            File No. 333-260436

       Dear Mr. Maraoui:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed November 8, 2021

       Recent Development, page 3

   1. We note that you disclose your expectation for revenue for the three months ended
                                                        September 30, 2021,
without any additional financial information. We believe your current disclosure
provides an incomplete picture of your expected results of operations.
                                                        Please revise your
disclosure to provide additional quantitative information for the quarter
                                                        (e.g., Income (loss)
from operations, etc.). In addition, we note your statement that your actual results may
vary materially from the estimated preliminary results....    If you
                                                        choose to disclose
preliminary results, you should be able to assert that the actual results are not expected to
differ materially from these preliminary results. Accordingly, please remove this statement
as it implies that investors should not rely on the information
 Claude Maraoui
Journey Medical Corporation
November 10, 2021
Page 2
      presented. Lastly, your reference to fiscal year 2021 appears to be in error. Please revise your reference so that it refers to the period for which results are being discussed or explain the purpose of this sentence.
       You may contact Michael Fay at 202-551-3812 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Gary Guttenberg at 202-551-6477 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                            Sincerely,
FirstName LastNameClaude Maraoui
                                                            Division of
Corporation Finance
Comapany NameJourney Medical Corporation
                                                            Office of Life
Sciences
November 10, 2021 Page 2
cc:       Mark F. McElreath, Esq.
FirstName LastName